                               NATWEST BANK N.A.
                               175 WATER STREET
                           NEW YORK, NEW YORK 10038

                                                                August 31, 1995

Atlantic Acquisition Limited Partnership
c/o American Finance Group
98 North Washington Street
Boston, MA 02114

Gentlemen:

  Atlantic Acquisition Limited Partnership, a Massachusetts limited partnership (the "Borrower"), has requested that NatWest Bank N.A. ("NatWest") provide a term loan facility (the "Facility") in the principal amount not to exceed Twenty-Seven Million Dollars ($27,000,000.00) Dollars, the proceeds of which will be used by the Borrower to purchase (the "Acquisition") limited partnership interests (the "Units") in publicly-owned limited partnerships sponsored by American Finance Group (the "Public Programs").

  Based on our discussions and on the projections, financial statements, both pro forma and historical, and other information furnished by the Borrower to NatWest, and subject to the conditions set forth below and in the Facility Outline (as defined below), this letter evidences the willingness of NatWest, on the terms and conditions set forth or referred to herein, to provide the Facility to the Borrower.

  Attached to and forming part of this letter as Schedule A is an outline of the principal terms and conditions of the Facility (the "Facility Outline"). Various terms essential to the Facility are not set forth in the Facility Outline, and must still be developed and agreed upon. Moreover, the Facility Outline does not purport to include all of the conditions, covenants, representations, warranties, defaults, and other terms customary to transactions of this nature or otherwise appropriate in the context of these transactions which would be contained in the definitive documents for the Facility, all of which must be satisfactory in form and substance to us and our counsel prior to our proceeding with the proposed Facility. We specifically reserve the right to propose additional terms, conditions, covenants, representations, warranties and defaults for the final documents that are not specified in the Facility Outline and which are not materially inconsistent with the terms in the Facility Outline. Furthermore, all documents and other matters relating to the transactions being financed with the Facility, including, without limitation, all underlying acquisition documents for the Units, must be in form and substance satisfactory to us and our counsel.

  In providing the Facility, we may sell participations and/or admit syndicate lenders (for which we will act as agent) who will assume a portion of our commitment to make loans under the Facility. You agree to provide NatWest, promptly upon request, with all information (such information to remain confidential by and among NatWest and any participants or syndicate lenders) which NatWest deems appropriate or advisable to provide potential purchasers of a participation or syndicate interest in the Facility. You further agree to use your reasonable efforts to make the appropriate officers and representatives of the Borrower and American Finance Group available to participate in information meetings for potential syndicate members and participants at such times and places as NatWest may reasonably request.

  You represent and warrant that (a) all information which has been or is hereafter made available to NatWest by you or any of your representatives in connection with the transactions contemplated hereby is and will be complete and correct in all material respects for the purposes prepared and does not and will not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and (b) all financial projections that have been or will hereafter be prepared by you and made available to NatWest or any other syndicate lenders or participants in the Facility have been or will be prepared in good faith based upon reasonable assumptions, which assumptions shall be disclosed as part of such projections. You agree at the request of NatWest to supplement the information and projections referred to in clauses (a) and (b) above from time to time so that the representation and warranty in the preceding sentence remains correct.

  Our willingness to provide the Facility is conditioned upon, among other things, (i) there being no material adverse change in our judgment in the business, assets, results of operations, financial condition or prospects of the Public Programs or the Borrower since the date of the last audited financial statements of the Public Programs furnished to us which would, in turn have a material adverse effect on the Borrower's ability to service the Facility, (ii) all information, including all financial information, which is furnished to us being true, accurate and complete in all material respects and
(iii) all legal matters relating to the Acquisition being acceptable to us and our counsel, including, without limitation, receipt of an opinion of counsel in form and substance satisfactory to us that the offering and acquisition of the Units has been conducted in accordance with all applicable securities laws and other laws and regulations. If in the course of documenting the proposed transactions and our continued analysis of financial and other information relating to the Borrower and the transactions to be financed by the Facility, we discover that any of the foregoing conditions or any other conditions specified in the Facility Outline will in our judgment not be met, we reserve the right to terminate any commitment which we have to provide the Facility.

  The Borrower, by its acceptance of this letter, hereby agrees to the terms and provisions governing the Facility set forth herein and in the Facility Outline. Whether or not the Facility is provided or any loan documents are executed or the transactions contemplated hereby are consummated, the Borrower by its acceptance of this letter hereby agrees (i) to pay NatWest the arrangement fee referred to in the Facility Outline (but only on the terms and conditions referred to in the Facility Outline) (ii) to pay on demand all out-of-pocket costs and expenses incurred by us in connection with this letter and the preparation, negotiation, execution and delivery of the loan agreement, guaranties, security documents and all other agreements, documents and instruments executed in connection herewith and therewith, including, without limitation, our attorneys' fees and expenses (subject to a mutually agreed-upon limitation of $60,000 for fees (assuming the documents for each Public Partnership are substantially the same) plus disbursements and $2,000 to $2,500 for fees plus disbursements for each drawdown after the initial drawdown) and (iii) to indemnify, defend and hold harmless us and each participant and syndicate lender and our and their respective directors, officers, agents, employees and counsel from and against any and all losses, claims, judgments or expenses incurred by us or any of them in connection with, whether directly or indirectly, our commitment, the Facility, the loans made thereunder, the Acquisition and other transactions to which the Facility relates, or otherwise, including, without limitation, amounts paid in settlement, court costs and the fees and disbursements of counsel incurred in connection with any litigation, investigation, claim or proceeding, except where the proposed indemnitee has been finally determined by a court of competent jurisdiction to have committed willful misconduct or acted with gross negligence. The Borrower's obligations in this paragraph shall survive any termination of this letter or the transactions contemplated herein.

  If the foregoing is acceptable to you, kindly sign and return a copy of this letter to us by no later than August 31, 1995. In the event we do not receive from you an executed copy of this letter by our close of business on such date then this letter shall be deemed null and void in all respects and of no force and effect. If we are unable to agree to definitive terms and conditions and enter into definitive agreements by October 15, 1995 (provided that if we are unable to enter into definitive agreements by October 15, 1995 because of litigation pending, threatened or commenced with respect to the Acquisition, the Public Programs or this proposed Facility, then such date shall be extended to January 15, 1996), neither of us shall have any obligation with respect to the proposed Facility, except for the Borrower's obligations under the preceding paragraph of this letter, which shall continue in full force and effect.

  This letter shall not be assignable by the Borrower, except with our prior written consent, and any attempted or purported assignment without such consent shall be void. If this letter becomes the subject of a dispute, each of the parties hereto waives trial by jury in such dispute. This letter shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely therein.

  Neither NatWest nor any participant or syndicate lender shall be liable under this letter or any loan documents or in respect of any act, omission or event relating to the Acquisition or financing transactions contemplated herein or therein, on any theory of liability, for any special, indirect, consequential or punitive damages.

  This letter is confidential, and is furnished solely for the Borrower's benefit and may not be relied upon by any other person or entity. The Borrower is not authorized to show or circulate this letter to any person or entity (other than its legal and financial advisors in connection with its evaluation hereof, who shall agree to maintain their confidentiality) until such time as the Borrower has accepted this letter as provided in the immediately preceding paragraph. If this letter is not accepted by the Borrower as provided above, the Borrower is directed to immediately return this letter (and any copies hereof) to the undersigned.

                                          Very truly yours,

                                          NatWest Bank N.A.


                                          By:    /s/ Harris C. Mehos
                                             ----------------------------------
                                             Title: Vice President

The foregoing is hereby
agreed to and accepted
this 31st day of August, 1995

Atlantic Acquisition Limited Partnership
By: AAL Inc., its general partner


By:     /s/ James A. Coyne
   _______________________________
   Title: Clerk

                       TENDER OFFER ACQUISITION FACILITY
                               SUMMARY OF TERMS
                                  SCHEDULE A

Borrower:                Atlantic Acquisition Limited Partnership, a special
                         purpose Massachusetts limited partnership (the
                         "Borrower") of which the General Partner is AAL, Inc.
                         ("GP").

Facility:                A multi-draw term loan (the "Term Loan") facility
                         with all take downs required to be made not later than 90 days from initial drawdown.


Use of Proceeds:         The proceeds of the Term Loan will be used by the
                         Borrower solely to fund the Acquisition (the
                         "Acquisition") and related costs and expenses, initiated by the Borrower, of up to 45% of each of the limited partnership units ("the LP Units") of certain of the public partnerships currently managed by American Finance Group ("AFG") and in which affiliates of AFG are the sole general partners (the
                         "Public Partnerships").

Lenders: NatWest Bank N.A. will propose to underwrite the entire commitment amount with the right to sell-down a portion of its commitment to another lender or lenders or to sell participations to another lender or lenders. In the event of a sell-down, an Agency Administration Fee is to be paid by the Borrower in the amount of $40,000 per annum payable quarterly.

Agent:                   NatWest Bank N.A. (in such capacity, the "Agent").

Amount: All as set forth in Schedule B hereto, up to $27,000,000; provided, however, that in no event shall (i) with respect to the financing of the Acquisition by the Borrower of LP Units, aggregate drawdowns exceed the maximum Program Amount, and (ii) the aggregate of all drawdowns exceed the Maximum Loan Amount. As shown in Schedule B, the Maximum Loan Amount includes third party offering and organizational expenses (including, but, not limited to, legal, accounting, printing, mailing, financial institution fees and expenses, information agent and depositary costs and fees, and any and all other out of pocket costs, expenses and fees incurred by or on behalf of the Borrower of a similar nature) in an amount not to exceed $680,000 (the "Offering Expenses") and the Upfront Fee described below.

                         All initial limited partners of the Borrower shall severally unconditionally guarantee (by way of additional capital contributions to be made to the Borrower) repayment of that portion of the Term Loan that was drawn to cover Offering Expenses, provided, however, that at all times that the Borrower shall be in compliance with the Maintenance Covenant described below, then the Bank's right to enforce such guarantee shall be suspended but further provided that any such suspension shall cease and the Bank shall have the right to enforce such guarantee in the event and at any time that the Borrower is not in compliance with the Maintenance Covenant.

Final Maturity:          Four years from closing of each drawdown.

Interest:                LIBOR (reserve adjusted) plus 350 basis points.

Upfront Fee:             2% on the amount of each drawdown to be paid at each
                         drawdown. Maximum aggregate fee will be $353,750 and minimum fee will be $100,000.

Arrangement Fee:         An arrangement fee of $100,000 will be payable by the
                         Borrower to NatWest Bank if the closing of the facility does not occur by October 15, 1995 or if the closing does occur by such date but the Borrower does not draw down any funds under the facility by January
                         15, 1996, provided that:

                         (a) no arrangement fee will be payable if NatWest
                             Bank declines to close the Facility or fund under the Facility because of (i) a material adverse change in any of the Public Programs or the Borrower which would have, in turn, a material adverse effect on the Borrower's ability to service the Term Loan or (ii) NatWest Bank declines to proceed for a reason other than breach by the Borrower of a representation, warranty or covenant or failure of a condition or other reason expressly set forth herein; and

                         (b) if NatWest Bank or the Borrower declines to close
                             the Facility or declines to fund under the Facility because of litigation pending, threatened or commenced with respect to the Acquisition, the Public Programs or this proposed Facility, then payment of the arrangement fee shall be postponed until the earliest of i) the date of the expiration or termination of this letter, or ii) the date of termination of such litigation, or iii) January 15, 1996. If NatWest Bank or the Borrower declines to close this Facility or declines to fund under the Facility on or before January 15, 1996 because of such litigation, then the arrangement fee payable by the Borrower to NatWest Bank, shall be $50,000.

Drawdowns:               Each drawdown shall be in a minimum amount of
                         $500,000 and no drawdown shall be made later than 90 days after the initial drawdown. Initial drawdown to occur no later than October 15, 1995, provided that such date shall be extended to a date no later than January 15, 1996 in the event that initial drawdown does not occur by October 15, 1995 because of litigation pending, threatened or commenced with respect to the Acquisition, the Public Programs or this proposed Facility. In the event of such an extension, all drawdowns must be made by January 15, 1996.

Interest Payments:       Payments of interest on the principal amount
                         outstanding under the Term Loan will be payable quarterly in arrears based on a 360 day year.
                         Borrower shall hedge interest rate risk through interest rate swap or cap within 90 days from final drawdown with counterparty acceptable to NatWest
                         Bank.

Scheduled Principal
Payments:                Each drawdown of the Term Loan will be payable in
                         sixteen (16) consecutive quarterly installments to be calculated based on the projected amount of cash flow available from the firm term lease payments and to be agreed to by Lenders prior to drawdown.

Mandatory Pre-Payments:  A mandatory prepayment of principal outstanding on the Term Loan shall be made quarterly on the Scheduled Principal Payment date in an amount equal to the Distributable Cash Amount (as defined below) for the immediately preceding calendar quarter.

                         Mandatory prepayments of the Term Loan described in the preceding paragraph shall be applied pro rata to the remaining scheduled installments of principal with respect to each drawdown of the Term Loan.

                         "Distributable Cash Amount" shall mean cash received from all sources less current and accrued interest and principal payments and less accounting, legal, printing and other third party expenses ("Operating Expenses") and any Agency Administration Fee. Operating Expenses not to exceed $100,000 per year.

Optional Pre-Payments:   The Borrower shall have the right to make optional
                         prepayments of the Term Loan at the end of each interest period in minimum principal amounts of $250,000.

Collection Account:      Until repayment in full of all outstanding principal
                         of the Term Loan together with all interest, all distributions from Programs payable to the Borrower shall be paid directly by the Programs into a Collection Account maintained by the Agent from which all scheduled principal amounts together with accrued interest, when and as due, shall be deducted. The
                         Borrower shall have the right to request the Agent to make withdrawals from the Collection Account for payments of any and all Operating Expenses and any Agency Administration Fee.

Collateral:              The Agent shall have a first priority perfected
                         security interest subject to no other liens in:

                         1. All assets of the Borrower including without
                            limitation the Purchased Units;

                         2. The stock of the GP;

                         3. All the Partners', including the GP's interest in
                            the Borrower; and

                         4. The Collection Account;


Recourse:                The obligations under the Term Loan will be fully
                         recourse to the Borrower and to the GP.

Conditions Precedent:    Customary and usual for transactions of this type by
                         the Agent and others appropriate in the context of the proposed transaction, including but not limited to:

                         1. The Acquisition and the Tender Offer documentation
                            shall be in full force and effect and shall have been provided to the Lenders and shall be in form and substance satisfactory to NatWest Bank and its counsel;

                         2. All conditions under the Tender Offer Materials
                            precedent to the consummation of the Tender Offers with respect to the LP Units then being acquired shall have been satisfied. The Borrower shall have received all necessary governmental, regulatory and other third party approvals and the Tender Offer and the Acquisition shall have complied with all legal and regulatory requirements including securities laws and regulations, and the Lenders and the Agent shall have received an opinion of counsel satisfactory to them to the effect of all of the foregoing;

                         3. The Borrower shall have received cash proceeds
                            aggregating 10% of the aggregate purchase price of the Purchased Units representing equity contributions from its partners and shall have utilized such proceeds in the manner set forth on Schedule B (use of proceeds) hereto to purchase the LP Units and to pay any related fees and expenses as contemplated above under "Use of Proceeds" not funded through drawdowns.

                         4. Each of the Programs and each of the general
                            partners thereof shall be in legal existence and in good standing in each of the jurisdictions of their organization and in all other applicable jurisdictions;

                         5. Each of the documents relating to the structure
                            and operation of the Borrower shall be
                            satisfactory in form and substance to the Lenders;

                         6. The Lenders and the Agent shall have received
                            evidence (including legal opinions and certified copies of applicable partnerships and operating documents) satisfactory in form and substance to the Lenders and the Agent that the documents to be furnished to the Lenders and the Agent in connection with this financing have been duly authorized, executed and delivered by all necessary parties and constitute the legal, valid and binding obligations of the parties thereto, enforceable in accordance with their terms, compliance with all applicable laws including the Securities Laws and Regulations G, U, T, X of the Federal Reserve System, and absence of any liens on the collateral except those in favor of the Agent;

                         7. A field examination of the servicer and of
                            financial information provided to Lenders in connection with this transaction to include a review of asset collateral values shall occur prior to closing.

                         8. All documentation relating to the programs,
                            including without limitation, provisions as to the transferability of LP Units and the rights of holders of L.P. units to participate in cash flows and distribution of programs shall be satisfactory in all respects to the Lenders and the Agent.

                         9. All legal matters shall be satisfactory in all
                            respects to counsel for the Agent.

                         10. No material adverse event in the judgment of the
                             Lenders occurring with respect to any of the Public Programs or the Borrower, which would, in turn, have a material adverse effect on the Borrower's ability to service the Term Loan.

                         11. No litigation with respect to the Acquisition or
                             this financing transaction shall be pending, threatened or commenced.

                         12. The limited partners of the Borrower to be no one
                             other than Geoffrey MacDonald, James Coyne, Gary Engle, and any entity affiliated with one or more of them (the "Initial Limited Partners.")

                         13. Most recent audited annual and unaudited
                             quarterly financial statements for all
                             partnerships shall have been delivered to the Lenders and the Agent and shall be acceptable to the Lenders and the Agent.

Representations and
Warranties:              Customary and usual for transactions of this type by
                         the Agent and others appropriate in the context of the proposed transaction, including, without limitation, that all financial information and other materials furnished to the Lenders and the Agent shall be true and complete and that the Maximum
                         Program Amount on Schedule B shall not exceed 90% of the Net Present Value of the amount to be distributed to LP Unitholders from cash and the firm term lease payments allocable for each LP Unit purchased pursuant to the Tender Offer.

Covenants:               Customary and usual for transactions of this type by
                         the Agent and others appropriate in the context of the proposed transaction, to include without limitation the following:

                         1. A minimum net worth covenant on the Borrower (to
                            be determined) not to exceed $1,000,000.

                         2. A maintenance covenant whereby outstanding
                            advances less Upfront Fees and Offering Expenses under the Term Loan will never exceed 90% of the net present value of the lease payments and cash on hand (the "Maintenance Covenant"). For the purposes of the Maintenance Covenant only, Offering Expenses shall be reduced on a pro-rata basis with reductions in the overall outstanding principal advance.

                            In the event that the Maintenance Covenant is violated, each of the General Partner and the Initial Limited Partners (collectively the "Partners") will cause the Borrower to take all action necessary to effect a cure of such violation. Further, the Partners will use their reasonable best efforts with respect to the Public Partnerships managed by AFG (but only to the extent consistent with any fiduciary duties they may have to investors in the Public Partnerships and any powers that they may have with respect to the Public Partnerships) to reduce aggregate lessee concentrations of the Public Partnerships so that the lessees with the three largest lease obligations to the Public Partnerships will not individually constitute more than 10% of the future minimum rents to be collected from all lessees in the Public Partnerships. For purposes of the preceding sentence, "reasonable best efforts" shall be satisfied if the Partners make good faith inquiries of not less than two third party independent institutional lenders seeking non-recourse financing and proceed in good faith to close any such financings committed to by such institutional lenders, on terms reasonable and customary in the equipment leasing industry, of the future minimum rents of the leases to which such lessees are parties.

                            In no event shall the obligations of the Initial Limited Partners set forth above constitute a guarantee of payment or performance of the Borrower's obligations to the Lenders or constitute an obligation on the part of such Limited Partners to make additional capital contributions in any amount to the Borrower. Except for claims for breach of the limited obligations of the Initial Limited Partners as set forth above, there shall be no other recourse to such Initial Limited Partners for such obligations.

                         3. The Borrower shall not have any assets other than
                            Purchased Units and the Collection Account and no liabilities other than the Term Loan and Operating Expenses and Agency Administration Fee.

                         4. No change in partners of the Borrower without
                            Lenders' prior approval which shall not be unreasonably withheld.

Events of Default:          Customary and usual for transactions of this type
                            by the Agent and others appropriate in the context of the proposed transaction (subject to customary and reasonable cure periods where applicable), including but not limited to:

                         1. Failure to pay principal or interest when due;

                         2. Failure to make required deposits into the
                            Collection Account;

                         3.  Failure to pay taxes or other impositions;

                         4. Any representation or warranty in the loan documents having been untrue in any material respect as of the date made or deemed made;

                         5. Bankruptcy or insolvency of the Borrower or the GP;

                         6. Direct or indirect change in control of the Borrower or control or management of the Borrower;

                         7. Dissolution or other termination of the Borrower or the GP;

                         8.  Breach of other covenants in the loan documents;

                         9.  Failure of any security for the Term Loan;

                         10. Material adverse change in any of the Public
                             Programs or the Borrower which would, in turn have in the Lenders' judgment, causing a material adverse impact on the Borrower's ability to service the Term Loan.

Other: Legal fees and expenses for the account of the Borrower. Legal fees of the Agent and the Lenders in connection with the closing of this financing not to exceed $60,000 (assuming that the documents for each of the Public Partnerships are substantially the same) plus disbursements with an additional $2,000 to $2,500 plus disbursements for each set of Public Partnership documents received after the first one.

                         Out-of-pocket expenses associated with pre-closing field examination and third party appraisals to be for the account of the Borrower not to exceed $10,000.

                         Documentation, including opinions of counsel, in satisfactory form and substance to the Agent, Lenders and the Agent's Counsel.

                    ATLANTIC ACQUISITION LIMITED PARTNERSHIP

                                   SCHEDULE B

                                    OFFER  NUMBER            MAXIMUM
                                    PRICE OF UNITS ESTIMATED  LOAN   INDIVIDUAL
                                     PER  TENDERED PURCHASE    PER      LOAN
             PROGRAM                UNIT    FOR      PRICE    UNIT     AMOUNTS
             -------                ----- -------- --------- ------- -----------
American Income 4 Limited Partner-
 ship.............................  16.00  36,000    576,000  14.18      510,480
American Income 5 Limited Partner-
 ship.............................  17.00  32,083    545,411  15.23      488,624
American Income 6 Limited Partner-
 ship.............................  18.50  27,234    503,829  16.65      453,446
American Income 7 Limited Partner-
 ship.............................  17.56  32,133    564,255  15.80      507,701
American Income 8 Limited Partner-
 ship.............................  19.13  33,683    644,356  17.22      580,021
American Income Partners III-A
 Limited Partnership..............   1.30 454,056    590,273   1.13      513,083
American Income Partners III-B
 Limited Partnership..............   1.50 507,299    760,949   1.35      684,854
American Income Partners III-C
 Limited Partnership..............   1.85 348,359    644,464   1.67      581,760
American Income Partners III-D
 Limited Partnership..............   1.50 233,967    350,951   1.34      313,516
American Income Partners IV-A Lim-
 ited Partnership.................   2.60 422,820  1,099,332   2.33      985,171
American Income Partners IV-B Lim-
 ited Partnership.................   3.00 393,271  1,179,813   2.56    1,006,774
American Income Partners IV-C Lim-
 ited Partnership.................   5.00 571,780  2,858,900   4.51    2,578,728
American Income Partners IV-D Lim-
 ited Partnership.................   8.03 488,673  2,946,698   5.75    2,809,870
American Income Partners V-A Lim-
 ited Partnership.................   5.25 621,297  3,261,809   4.73    2,938,735
American Income Partners V-B Lim-
 ited Partnership.................   4.50 696,569  3,134,561   3.75    2,612,134
American Income Partners V-C Lim-
 ited Partnership.................   4.22 418,699  1,766,910   3.80    1,591,056
American Income Partners V-D Lim-
 ited Partnership.................   3.49 216,102    754,196   3.14      678,560
American Income Fund I-B,
 a Massachusetts Limited Partner-
 ship.............................   4.00 129,020    518,080   2.54      327,711
American Income Fund I-C,
 a Massachusetts Limited Partner-
 ship.............................   5.00 361,555  1,807,775   4.46    1,612,535
American Income Fund I-D,
 a Massachusetts Limited Partner-
 ship.............................   5.00 373,285  1,866,425   4.41    1,646,187
American Income Fund I-E,
 a Massachusetts Limited Partner-
 ship.............................   7.10 397,723  2,823,833   6.39    2,541,450
                                                                     -----------
  Maximum Program Amount..........                                   $25,962,395
    Offering Expenses.............                                       680,000
    Estimated Upfront Fee.........                                       353,750
"Maximum Loan Amount"                                                $26,966,145

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